FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 12, 2013

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

RBSG RESUMES NV TPS DIVIDEND PAYMENTS

The Royal Bank of Scotland Group plc (the “Group”) announces that the Group is in a position to resume payments on the three series of Trust Preferred Securities of RBS Holdings N.V. (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) following the expiration of the European Commission ban on payments on these securities. The first payment date will be 30 June 2013. As with all discretionary payments, future distributions on these securities will only be paid subject to, and in accordance with, their terms.

Payment will be made to holders of the 5.90% Trust Preferred Securities issued by RBS Capital Funding Trust V (symbol: RBSPRE; CUSIP: 74928K208) on 30 June 2013, with a record date of 29 June 2013, in the amount of $0.368750 per Trust Preferred Security.

Payment will be made to holders of the 6.08% Trust Preferred Securities issued by RBS Capital Funding Trust VI (symbol: RBSPRG; CUSIP: 74928P207) on 30 June 2013, with a record date of 29 June 2013, in the amount of $0.380000 per Trust Preferred Security.

Payment will be made to holders of the 6.25% Trust Preferred Securities issued by RBS Capital Funding Trust VII (symbol: RBSPRI; CUSIP: 74928M204) on 30 June 2013, with a record date of 29 June 2013, in the amount of $0.390625 per Trust Preferred Security.

RBS Holdings N.V.

Company Secretariat
(IPC 19.A.10)
Gustav Mahlerlaan 350
1082 ME Amsterdam
The Netherlands
RBSNVCompanysecretariat@rbs.com

+31 20 464 9999

Royal Bank of Scotland Group plc

Greg Case, Investor Relations
The Royal Bank of Scotland plc
5th Floor, 280 Bishopsgate
London, EC2M 4RB

+44 20 7672 1759

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.
Date:	June 12, 2013	By:	/s/ P.G.F. Fijn van Draat
			Name:	P.G.F. Fijn van Draat
			Title:	Company Secretary